

August 24, 2011

<u>Via E-Mail</u>
Barry Hollander
Chief Financial Officer
Techs Loanstar, Inc.
319 Clemantis Street, Suite 703
West Palm Beach, FL 33401

> **Re: Techs Loanstar, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed June 17, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 1, 2011**
> **Form 10-Q/A for Quarter Ended July 31, 2010**
> **Filed June 20, 2011**
> **Form 10-Q/A for Quarter Ended October 31, 2010**
> **Filed June 20, 2011**
> **Form 10-Q/A for Quarter Ended January 31, 2011**
> **Filed June 20, 2011**
> **File No. 333-143630**

Dear Mr. Hollander:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Branch Chief